Exhibit 23.4
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Dex Media, Inc.:
We consent to the use of our report dated March 9, 2005, with respect to the consolidated balance sheets of Dex Media, Inc. and subsidiaries as of December 31, 2004 and 2003, and the consolidated statements of operations, changes in stockholders’ equity and comprehensive loss, and cash flows for the years ended December 31, 2004 and 2003, and for the period from November 9, 2002 to December 31, 2002, incorporated by reference in this Registration Statement on Form S-4 of R.H. Donnelley Corporation, and to the references to our firm under the headings “Selected Historical Financial Data of Dex Media,” and “Experts” in this Registration Statement.
/s/ KPMG LLP
KPMG LLP
Denver, Colorado
November 2, 2005